Exhibit 99.1

MINISO Group Announces Completion of US$550 Million Equity Linked Securities

GUANGZHOU, China, January 14, 2025 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced the completion of its offering (the “Securities Offering”) of equity linked securities due 2032 in the aggregate principal amount of US$550 million (the “Securities”). Security holders may exchange their Securities for cash at any time on or after the date which is six years after the closing date to the date falling 10 scheduled trading days prior to the maturity date (both days inclusive).

In connection with the Securities Offering, the Company has entered into lower strike call and upper strike warrant (collectively, the “Call Spread Transactions”) with the managers of the Securities Offering. The Securities and the lower strike call will be settled wholly in cash and the Company may issue ordinary shares (the “Shares”) only under the upper strike warrant. This overall structure will enable the Company to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price (with an upper strike exercise price of HK$102.10 per Share), converted at a pre-determined exchange rate for U.S. dollars, which represents a premium of 100% over the closing price of the Share of HK$51.05 per Share quoted on the Hong Kong Stock Exchange (the “HKEX”) on January 6, 2025 (the “Stock Reference Price”).

The Securities constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Securities) unsecured obligations of the Company and bear interest at a rate of 0.5% per year, payable semiannually in arrears on January 14 and July 14 of each year, beginning on July 14, 2025. The Securities will mature on January 14, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The Securities will be exchanged into cash only. The exercise price at which the Securities will be exchanged will initially be HK$64.395 per Share, representing a premium of 26.1% over the Stock Reference Price. The exercise price of the Securities is subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain fundamental changes that occur prior to the maturity date and during the exercise period of the Securities, the Company will, in certain circumstances, reduce the exercise price in accordance with the terms and conditions of the Securities.

The Company has received approval in-principle from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Securities on the Official List of the SGX-ST.

The Securities have been offered to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Securities have not been and will not be registered under the Securities Act or securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,”, “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the HKEX, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

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